ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 23, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chanda DeLong/Loan Lauren P. Nguyen – Legal
Juan Migone/Linda Cvrkel – Accounting

Re:	SEC Comment Letter dated June 21, 2011
Dunkin’ Brands Group, Inc.
Registration Statement on Form S-1 filed May 4, 2011, as amended
File No. 333-173898

Ladies and Gentlemen:

On behalf of Dunkin’ Brands Group, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). A copy of Amendment No. 2 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to Amendment No. 1 to the Registration Statement, as filed with the Commission on June 7, 2011, in response to the comment letter to Nigel Travis of the Company, dated June 21, 2011 from the Staff of the Commission, as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff four (4) typeset copies of Amendment No. 2 to the Registration Statement, which have been marked to indicate the changes from Amendment No. 1 to the Registration Statement, as originally filed with the Commission on June 7, 2011.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated June 21, 2011, are reproduced in italics in numerical sequence in this letter, and the corresponding

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in Amendment No. 2 to the Registration Statement.

Market and other industry data, page ii

1. We note your response to prior comment three and reissue in part. Please provide a detailed analysis as to why the CREST information provided by The NPD Group, Inc. was not “reviewed or passed upon by any persons . . . upon the authority of or in reliance upon such persons as experts.” Refer to Rule 436(b) of the Securities Act.

Response to Comment 1:

The Registration Statement has been revised in response to this comment to include the consent of The NPD Group, Inc. as Exhibit 23.5 to the Registration Statement.

Our company, page 1

2. Please revise to remove marketing language from the prospectus such as “attractive platform” and “attractive store-level economics.” Similarly revise the Business section on page 78.

Response to Comment 2:

The Registration Statement has been revised on pages 2, 3, 4, 82, 83, 84, 85 and 88 in response to this comment.

3. We note your response to our prior comment one. Please revise to state as a belief that your portfolio has “strong brand awareness” and delete the phrase “around the globe,” as the information you have provided does not appear to sufficiently support the assertion that you have strong brand awareness in all of your key domestic and international markets. Also clarify to state whether you are the only quick service restaurant serving hot and cold coffee and baked goods, as well as hard serve ice cream as it is unclear to us that the supplemental materials provided supports the first sentence of the first paragraph on page 1. In addition, please delete the statement that you have industry-leading market share in a number of “growing categories of the QSR,” as you have not provided sufficient support for this assertion. Alternatively, advise.

Response to Comment 3:

The Registration Statement has been revised on pages 1, 56 and 81 in response to this comment.

4. We note your statement that the breakfast daypart within the QSR has experienced “significantly better customer traffic trends” than the overall QSR segment in recent years. Please

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

revise this statement to more accurately reflect the underlying statistics, which indicate slight growth in the breakfast daypart from 2006-2011, with a decrease in traffic in 2010. Alternatively, delete this statement.

Response to Comment 4:

The Registration Statement has been revised on pages 1 and 81 to delete this statement.

5. Please clarify that your leading market position in “the Middle East” refers to Saudi Arabia. Please also tell us the source of the information that you have provided in support of this statement, as it is unclear to us from the supplemental materials provided.

Response to Comment 5:

The Registration Statement has been revised on pages 1, 3, 6, 81, 83 and 86 in response to this comment. The Company supplementally advises the Staff that the source of the information previously provided to the Staff in support of this statement is Euromonitor International Ltd.

Our history and recent accomplishments, page 2

6. Please substantiate the statement that you have experienced “positive year-to-year growth globally for both [y]our Dunkin’ Donuts and Baskin-Robbins brands in points of distribution and systemwide sales.”

Response to Comment 6:

The Registration Statement has been revised on pages 2 and 82 in response to this comment. Additionally, the Company supplementally advises the Staff that the following table presents the Company’s systemwide sales and points of distribution for each of the Dunkin’ Donuts and Baskin-Robbins brands for each of the last ten years.

Dunkin’ Donuts	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Systemwide Sales ($ in millions)	$2,729	$3,001	$3,206	$3,633	$4,143	$4,974	$5,268	$5,532	$5,684	$6,004
Points of Distribution (as of year end)	5,194	5,381	5,741	6,120	6,590	7,293	7,988	8,835	9,186	9,760

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

Baskin-Robbins	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Systemwide Sales ($ in millions)	$888	$937	$944	$1,036	$1,148	$1,238	$1,295	$1,361	$1,494	$1,653
Points of Distribution (as of year end)	4,445	4,570	4,968	5,323	5,636	5,893	5,874	6,013	6,207	6,433

7. Refer to the first sentence on page three. Please revise to put parentheses around the percentages by which your Baskin-Robbins U.S. operating segment comparable store sales decreased in the last three fiscal years.

Response to Comment 7:

The Registration Statement has been revised on pages 2 and 82 in response to this comment.

Strong and established brands with leading market positions, page 3

8. We note your statement that for the last five years, Dunkin Donuts has ranked #1 in customer loyalty. Please revise to clarify that the company was ranked #1 in brand equity, and briefly define brand equity. Also disclose, if true, that the customer loyalty survey prepared by Brand Keys is limited to the US. Alternatively, delete this statement.

Response to Comment 8:

The Registration Statement has been revised on pages 3 and 83 in response to this comment to clarify that Dunkin’ Donuts was recognized as #1 in the U.S. on Brand Keys’ Customer Loyalty Engagement Index for each year since 2007. In addition, the Company has included a copy of excerpted pages from publicly-available reports prepared by Brand Keys, Inc. supporting this statement in supplemental correspondence sent directly to the Staff.

9. We note your statement that in New England your market share of 57% of total QSR coffee is “nearly six times greater than that of [y]our nearest competitor.” Please delete reference to your competitor, as you have not substantiated this statement, or advise. Alternatively, advise.

Response to Comment 9:

The Registration Statement has been revised on pages 3 and 83 to delete the reference to the Company’s competitor.

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

Increase comparable store sales and profitability in Dunkin’ Donuts U.S., page 4

10. Please quantify the “significant improvement” over prior periods or delete reference to prior survey results. Similarly revise on page 6 and throughout your filing, as applicable.

Response to Comment 10:

The Registration Statement has been revised on pages 4, 6, 85 and 87 to delete references to prior survey results.

Continue Dunkin’ Donuts U.S. contiguous store expansion, page 4

11. Please delete the statement that your 206 net openings “was among the largest store count … in the QSR industry,” as it is unclear how comparing your openings to all other QSR store openings is indicative of your potential for future growth. We are also unclear as to the relevance of comparing yourself to a number of QSR restaurants that operate primarily in different and varied QSR segments or are of a different size than you.

Response to Comment 11:

The Registration Statement has been revised on pages 5 and 84 in response to this comment.

Focus on store-level economics, page 5

12. We note your response to prior comment 12 and reissue in part. Please revise to provide balancing disclosure that the cost reductions may not be sustainable in the future.

Response to Comment 12:

The Registration Statement has been revised on pages 5 and 84 in response to this comment.

Risk Factors, page 12

13. We note your response to prior comment 36. Please advise whether you will have material risks associated with being a public reporting company.

Response to Comment 13:

The Company supplementally advises the Staff that it deleted the risk factor in response to the prior comment because, while it believes that it will be subject to new risks associated with being a public company, it does not believe that it will have material risks associated with being a public company that are substantially different from the risks faced by public companies generally.

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

Interruptions in the supply of product, page 19

14. We note your response to our prior comment 31. We also note the majority of the revenues of Dunkin’ Donuts U.S., your largest operating segment, appear to be attributable to sales of coffee and donuts and that you rely on four suppliers for coffee and two for donut mix. Please disclose, either here or in your “Business” section, the names of the top suppliers for your two primary products or provide more detail as to why this information is not required to be disclosed.

Response to Comment 14:

The Registration Statement has been revised on page 96 in response to this comment.

Our business activities subject us to litigation risk, page 22

15. Please include a discussion of any risks of being subject to litigation in other countries.

Response to Comment 15:

The Registration Statement has been revised on page 22 in response to this comment.

Certain participants in our directed share program must hold their shares, page 29

16. Please revise the risk factor to disclose the risk to your shareholders of the subsequent increase in shares in the market at the expiration of the lock-up period.

Response to Comment 16:

The Registration Statement has been revised on page 29 in response to this comment.

Because certain of our officers hold restricted stock or option awards, page 30

17. Please revise to disclose the minimum rates of return on initial investment or provide a cross-reference to the “change of control” discussion on page 124.

Response to Comment 17:

The Registration Statement has been revised on page 30 in response to this comment to include the requested cross-reference.

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

The Reclassification, page 34

18. We note your response to our prior comment number 37. As requested in our prior comment, please revise the Company’s earnings per share and all related disclosures throughout the registration statement to give effect to this reverse stock split and related reclassification of your Class A common shares. Refer to the guidance outlined in ASC 260-10-55-12 and SAB Topic 4:C.

Response to Comment 18:

The Staff’s comment is noted and the Company supplementally advises the Staff that it will revise the Company’s earnings per share and all related disclosures throughout the Registration Statement to give effect to the reverse stock split and related reclassification of the Company’s Class A common stock at such time as it effects the reverse stock split (and prior to finalizing the preliminary prospectus). Because the reverse stock split and related reclassification has not yet been effected, the Registration Statement does not yet give effect to the reverse stock split and related reclassification.

Selected historical consolidated financial and other data, page 39

19. We note your responses to our prior comment numbers 38 and 39. As requested in our prior comment, please revise your consolidated balance sheet for the latest interim period presented to include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the conversion of your Class L common stock into common shares in connection with the offering . Also, pro forma earnings per share should also be presented on the face of the statement of operations for the latest fiscal year and subsequent interim period presented in the Company’s financial statements giving effect to the number of shares into which the Class L shares will convert in connection with the offering. The notes to the Company’s financial statements should also be revised to explain the nature of the pro forma presentations, including the significant assumptions used in calculating or determining the weighted average shares used in computing the Company’s pro forma earnings per share for each period presented. Also since it appears that the reclassification of Class A and Class L shares is structured in such a manner that the number of shares issued will significantly vary based on the offering price, please provide a sensitivity analysis detailing the impact that a change in one variable, in this case the offering price, will have on dilution and earnings per share.

Dividend Policy, page 36

20. We note your response to our prior comment number 40. As requested in our prior comment, please revise to present “adjusted” pro forma per share data on the face of your financial statements

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

for the latest year and interim period only, giving effect to the number of shares whose proceeds would be necessary to pay the $500 million dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS and pro forma EPS as requested in our comments above. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please note that for purposes of this interpretation, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. Refer to the guidance outlined in SAB Topic 1:B:3.

Response to Comments 19 and 20:

The Staff’s comments are noted and the Company supplementally advises the Staff that it will revise the consolidated balance sheet in the interim financial statements to reflect the inclusion of pro forma balance sheet information as of March 26, 2011 giving effect to the change in capitalization, and it will revise the consolidated statements of operations in the interim and annual financial statements to include pro forma earnings per share for fiscal year 2010 and the three months ended March 26, 2011 giving effect to the number of shares into which the Class L shares will convert in connection with this offering. All such information will be included at the same time that the offering price range is included in the Registration Statement because the calculation of such information will require the midpoint of the offering price range to be used as an input in such calculations. At that point, the notes to the Company’s annual and interim financial statements will also be revised to explain the nature of the pro forma presentations, including a discussion related to the significant assumptions used in calculating the pro forma weighted average shares.

Upon inclusion of the offering price range in the Registration Statement, the Company will also include in the notes to the annual and interim financial statements a sensitivity analysis detailing the impact that a change in the offering price will have on pro forma weighted average shares and pro forma earnings per share for the respective periods. The numerical data in the pro forma earnings per share calculations presented in the notes to the unaudited pro forma condensed consolidated financial statements on pages 51,52 and 55 will be included at the same time that the offering price range is included in the Registration Statement. The numerical data for the sensitivity analysis related to shares outstanding and dilution on pages 34 and 39 of the Registration Statement will also be included at the time the offering price range is included in the Registration Statement.

Additionally, the Company will revise the consolidated statements of operations to include adjusted pro forma per share data, in accordance with the interpretation of SAB Topic 1:B:3, for fiscal year 2010 and the three months ended March 26, 2011, giving effect to the number of

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

shares that would be necessary to pay the $500 million dividend, in excess of earnings, that was paid on December 3, 2010, at the same time that the offering price range is included in the Registration Statement. The notes to the Company’s annual and interim financial statements will also be revised at that time to explain the nature of the adjusted pro forma presentations.

In order to facilitate the Staff’s review of the Registration Statement and because the information cannot be included in the Registration Statement prior to the inclusion of price range information for the reasons stated above, the Company has included in Annex A attached hereto a copy of certain excerpted pages that would be included in the Registration Statement to reflect the foregoing based upon preliminary valuation information received from the underwriters. Based on the underwriters’ preliminary feedback, the Company estimates that the offering range will be $16.00 to $18.00 per share, after giving effect to a 1-for-3.84 reverse stock split. This range and reverse stock split is preliminary and may differ materially from the ultimate offering price range of our common stock and reverse stock split. Additionally, the Company has included in Annex B hereto a copy of the numerical data for the sensitive analysis related to shares outstanding and dilution that would be included in the Registration Statement on pages 34 and 39 to reflect a preliminary price range of $16.00 to $18.00 per share after giving effect to a 1-for-3.84 reverse stock split.

Unaudited pro forma condensed consolidated financial statements, page 45

21. While your pro forma balance sheet presentation reflects adjustments directly attributable to this offering separately from those adjustments related to the reclassification of common stock, the termination of your management agreement with the Sponsors and the $100 million in term loan borrowings, your pro forma statement of operations does not provide such disaggregated information. In this regard, it appears that your pro forma statement of operations should be revised to disaggregate adjustments in a similar manner to your pro forma balance sheet. Please advise or revise.

Response to Comment 21:

The Registration Statement has been revised on pages 49 and 53 to disaggregate the adjustments in the unaudited pro forma consolidated statements of operations.

Unaudited Pro Forma Condensed Consolidated Balance Sheet March 26, 2011, page 46

22. Refer to footnotes (7), (10), (12), (14) and (19) — Please revise to explain in further detail the assumptions used to calculate the tax benefits associated with each of these adjustments.

Response to Comment 22:

The Registration Statement has been revised on pages 47 through 55 to explain in further detail the assumptions used to calculate the tax benefits associated with each of the pro forma adjustments.

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

Reclassification of Common Stock, page 47

23. Please expand disclosures to include a more detailed discussion and calculation of amounts discussed in adjustment (8), as applicable. As part of your revised disclosure, please explain in further detail how you calculated or determined the amounts of the adjustments made to common stock, additional paid in capital and treasury stock in the pro forma balance sheet.

Response to Comment 23:

The Registration Statement has been revised on page 47 to include a more detailed discussion and calculation of the adjustments made to common stock, additional paid-in capital and treasury stock, as described in footnote 8 to the pro forma balance sheet. Certain numerical data will be included in this revised footnote to the unaudited pro forma condensed consolidated balance sheet at the same time that the offering price range is included in the Registration Statement. Although the estimated offering price has not been included in the Registration Statement, to facilitate the Staff’s review of the Registration Statement, the Company has included in Annex C attached hereto a copy of certain excerpted pages that would be included in the Registration Statement to reflect a preliminary price range of $16.00 to $18.00 per share, after giving effect to a 1-for-3.84 reverse stock split.

Unaudited Pro Forma Consolidated Statements of Operations, Fiscal Year Ended December 25, 2010, page 49

24. Refer to footnote (1) — We note the disclosure in footnote (1) indicating that the Company expects to record additional share based compensation of approximately $4.0 million upon completion of the offering related to restricted shares granted to employees that were not eligible to vest until completion of an initial public offering or a change in control. Please tell us and explain in the notes to the pro forma financial information and MD&A how you calculated or determined the amount of expense you expect to recognize in connection with the public offering. Also, since this charge appears to be directly attributable to the offering, please revise the pro forma balance sheet to include an adjustment to retained earnings giving effect to this charge. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Response to Comment 24:

The Company supplementally advises the Staff that the additional share based compensation expense of approximately $4 million that the Company expects to record upon completion of the offering relates to Tranche 3 restricted shares. The Company anticipates that at the time of the offering, an estimated 4.2 million restricted shares will become eligible to vest based on the satisfaction of the performance condition (completion of an initial public offering). The weighted average grant date fair value of the Tranche 3 restricted shares is approximately $0.95 per share. This weighted-average per share value was determined utilizing Monte Carlo simulations and the value of the underlying common stock on the dates of grant. Additional disclosure has been included in the Registration Statement in footnote 7c to the unaudited pro forma condensed

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

consolidated balance sheet on pages 46 and 47, as well as in MD&A on page 65, to explain how this estimated future expense was determined.

25. In adjustment (1) you reduce general and administrative expenses by $3 million as a result of the termination of the management agreement with your Sponsors. In this regard, please tell us whether you plan to enter into another management agreement or whether you plan to perform such services internally. If you plan to perform these services internally, please tell us whether you currently have the resources to do so or whether you will incur additional costs to complete such services internally.

Response to Comment 25:

The Company supplementally advises the Staff that it does not plan to enter into another management agreement following completion of the offering and the Company plans to perform such services internally using its existing resources, which the Company believes to be sufficient.

26. Refer to footnotes 2(a) and 2(b) — Please explain in footnotes 2(a) and (b) the significant assumptions (i.e., amount of debt repaid and the related interest rates) used to calculate or determine the amounts of each of these adjustments. Footnote 2(a) to the statement of operations for the three months ended March 26, 2011 should be similarly revised.

Response to Comment 26:

The Registration Statement has been revised on pages 49 through 54 to provide additional disclosure related to the significant assumptions used to calculate each adjustment, including the amounts of debt repaid and the related interest rates.

27. Please clarify whether adjustment (2)(c) is based on an annual interest rate of 4.25% or 4.0%. If you are using a 4.0% annual rate, please provide us with support for your conclusion that such rate is appropriate and factually supportable. Specifically, tell us how you determined that it is probable you will achieve the required leverage ratio to effect the change in interest rate as well as how you determined that such a change will be permanent. In addition, please provide the underlying calculations related to arriving at this adjustment. This comment also applies to adjustment (2)(b) in your pro forma financial statements for the three months ended March 26, 2011.

Response to Comment 27:

The Company supplementally advises the Staff that the pro forma adjustments related to interest expense on term loan borrowings are based on an annual interest rate of 4.25%. The Registration Statement has been revised on pages 51 and 54 to provide additional disclosure regarding the interest rate used in the pro forma adjustments.

28. Please provide the underlying calculations associated with adjustment (5) used to arrive at the conversion factor of 2.72 based on an offering price of $17. In addition, you should include a

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

sensitivity analysis that details the impact that a change in the offering price will have on the conversion factor.

Response to Comment 28:

The Registration Statement has been revised on pages 51, 52 and 55 to include the underlying calculations associated with determining the Class L conversion factor and a sensitivity analysis detailing the impact that a change in the offering price will have on the conversion factor. Certain numerical data will be included in this revised footnote to the unaudited pro forma consolidated statements of operations at the same time that the offering price range is included in the Registration Statement. Although the estimated offering price has not been included in the Registration Statement, to facilitate the Staff’s review of the Registration Statement, the Company has included in Annex C attached hereto a copy of certain excerpted pages that would be included in the Registration Statement to reflect a preliminary price range of $16.00 to $18.00 per share, after giving effect to a 1-for-3.84 reverse stock split.

29. Also, please tell us and explain in footnote (5) how you calculated or determined the 22,806,796 Class L shares used in determining the number of common shares that will result from the conversion of the Class L shares into common shares in connection with the offering. Footnote (5) to the pro forma statement of operations for the three months ended March 26, 2011 should be similarly revised.

Response to Comment 29:

The Company supplementally advises the Staff that the 22,806,796 Class L shares used in determining the number of common shares that will result from the conversion of the Class L shares into common shares in connection with the offering is equal to the weighted average number of Class L shares outstanding during fiscal year 2010, as disclosed in Note 2(v) on pages F-16 and F-17 of the audited financial statements. The Company has revised footnote 5 to the unaudited pro forma consolidated statements of operations for both fiscal year 2010 and the three months ended March 26, 2011 to disclose the calculation of weighted average shares outstanding.

30. In conjunction with the aforementioned comments associated with footnote (5), please explain how you calculated or determined the weighted average number of Class A shares used to compute basic and diluted earnings per share since the amounts reflected in footnote (5) do not agree with the number reflected in Note 2 to your December 31, 2010 financial statements. Footnote (5) to the pro forma statement of operations for the three months ended March 26, 2011 should be similarly revised.

Response to Comment 30:

The Company supplementally advises the Staff that the weighted average number of Class A shares outstanding used to compute basic earnings per share in the unaudited pro forma consolidated statements of operations is equal to the weighted average shares outstanding

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

reflected in the annual audited and interim unaudited financial statements, adjusted for a 1-for-3.84 reverse stock split. As described in the Company’s response to Comment 18 above, the financial statements will be revised to reflect the reverse stock split at such time as the Company effects the reverse stock split, at which point the weighted average number of basic Class A shares outstanding in the unaudited pro forma consolidated statements of operations will agree to the corresponding amounts reflected in the annual audited and interim unaudited financial statements.

The weighted average number of Class A shares outstanding used to compute diluted earnings per share in the unaudited pro forma consolidated statements of operations also reflects the impact of the 1-for-3.84 reverse stock split. Additionally, the pro forma diluted earnings per share includes the dilutive effect of 328,139 and 551,314 common stock equivalents for fiscal year 2010 and the three months ended March 26, 2011, respectively, which are excluded from diluted earnings per share as reflected in the historical financial statements as they would be antidilutive due to the loss attributable to Class A stockholders.

The Registration Statement has been revised in footnote 6 to the unaudited pro forma consolidated statements of operations on pages 51 and 55 to include additional disclosure regarding how the weighted average number of Class A shares used to compute basic and diluted earnings per share was determined.

Franchised business model provides an attractive platform for growth, page 80

31. We note your response to our prior comment 44 and your revised disclosure. Please also either disclose that drawbacks of the franchise model include the lack of ability to quickly grow your business or scale back operations, if necessary, or advise as to why this is not necessary.

Response to Comment 31:

The Registration Statement has been revised on page 83 in response to this comment.

Increase comparable store sales and profitability in Dunkin’ Donuts U.S., page 82

32. Please delete the statement that brewers with “Keurig Brewed technology” were the top five selling coffee makers for the period of October through December 2010 and represented an estimated 49% of total coffee maker dollar sales, as you have not provided sufficient support for this statement. We note, for example, the GMCR press release that attributes the statement to The NPD Group/Crest, yet in the supplemental information provided, The NPD Group/Crest states that it is not the source for this statistic. Alternatively, advise.

Response to Comment 32:

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

The Registration Statement has been revised on page 85 in response to this comment to delete the specified statement.

Drive accelerated international growth of both brands, page 83

33. We note your response to our prior comment 45. Please revise to state here, if true, that you intend to open 450-500 new net stores internationally in 2011-2012. In addition, please provide balancing disclosure to state that you cannot provide assurances that such future growth will occur. Please also provide the staff with a detailed analysis of why disclosing the number of stores you intend to open in each country would be competitively harmful to the company. Alternatively, disclose this information.

Response to Comment 33:

The Registration Statement has been revised on pages 6 and 86 in response to this comment to remove the reference to the specific countries included in the Company’s existing markets in which the Company plans to pursue opportunities for new store development. As revised, the Registration Statement discloses that the Company expects its franchisees to open approximately 450 to 500 net new points of distribution internationally in each of 2011 and 2012, principally in its existing markets. The Company believes that disclosure of country specific targets for new points of distribution prior to the opening of such locations, and prior to the identification of specific sites and negotiation of leases, would provide the Company’s competitors with competitively sensitive market data that the Company’s competitors could then use to the disadvantage of the Company by pursuing such opportunities themselves in an effort to compete with the Company and limit the effectiveness of the Company’s growth strategy.

The supply chain, page 93

34. We note your statement on page 19 that the NDCP provides “substantially all of the goods needed” to operate the Dunkin’ Donuts restaurants in the U.S. We also note your response to our prior comment 43, in which you state that your business is not substantially dependent on the NDCP agreement or that a termination of this agreement would have a material adverse effect on the company. Please provide a more detailed analysis as to why, in light of the fact that NDCP provides substantially all of the goods needed to operate your restaurants, you are not substantially dependent on this agreement.

Response to Comment 34:

The Company supplementally advises the Staff that it believes that there are alternative procurement and distribution channels available to franchisees and, as a result, the Company’s business is not substantially dependent upon the NDCP agreement. Under the NDCP agreement, the NDCP currently serves as a purchasing and distribution entity for the Company’s Dunkin’ Donuts

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

restaurants in the U.S. However, the NDCP does not manufacture any of the goods needed to operate a Dunkin’ Donuts restaurant in the U.S. and is not the only source for procurement and distribution services available to franchisees. Instead, the NDCP negotiates prices for products that are approved by the Company in accordance with the quality assurance standards applicable to all franchisees under their franchise agreements. The products are produced by manufacturers that are approved by the Company in accordance with its supplier certification program applicable to all franchisees under their franchise agreements. While the NDCP enables franchisees to benefit from the purchasing power of the NDCP as well as from the franchisee ownership of the NDCP, franchisees could elect to enter into agreements with any number of third-party procurement and distribution service providers. As described in the Company’s response to prior comment 43, prior to 2006 the Company’s domestic Dunkin’ Donuts franchisees sourced their goods through four regional distribution centers that were also wholly-owned by franchisees. While the Company has entered into the NDCP agreement to facilitate the functioning of the NDCP on behalf of franchisees, the Company believes that there are a number of third-party contract distributors that could purchase the same approved products from the same approved suppliers and redistribute those same products to franchisees on substantially similar terms for franchisees. Because there are alternative procurement and distribution channels available to franchisees, the Company does not believe that its business is substantially dependent upon the NDCP agreement.

Management, page 99

35. We note your response to our prior comment 50 and reissue. Please revise to specifically discuss each director’s experience, qualifications, attributes or skills that led you to the conclusion that the person should serve as a director for the company on an individual basis. Your current disclosure does not suffice. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Response to Comment 35:

The Registration Statement has been revised on pages 105 and 106 in response to this comment.

Notes to Consolidated Financial Statements

(13) Stockholders Equity, page F-33

(c) Equity incentive plans, page F-34

36. Please revise your critical accounting policy discussion within MD&A, to include disclosures similar to the discussion included in your response to our prior comment 61. In addition, please include a sensitivity analysis related to the significant assumption underlying your common stock valuations that are subject to change and for which there could be a material impact to your results of operations.

Response to Comment 36:

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

The Registration Statement has been revised on pages 59-61 to include a critical accounting policy within MD&A that includes disclosures related to the valuation of common stock, as well as sensitivity analyses related to the significant assumptions underlying the common stock valuations.

Exhibits

37. Please file the form of franchise agreement with your registration statement or advise as to why this is unnecessary.

Response to Comment 37:

The Registration Statement has been revised in response to this comment to include the Company’s three forms of franchise agreements as Exhibits 10.30, 10.31 and 10.32 to the Registration Statement.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Ryan G. Schaffer of our offices at (617) 951-7191.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Nigel Travis

Richard Emmett

ANNEX A

DUNKIN’ BRANDS GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

(Unaudited)

Assets	March 26, 2011	December 25, 2010	Pro Forma Common Stock and Stockholders’ Equity March 26, 2011
			(unaudited)
Current assets:
Cash and cash equivalents	$120,508	134,100
Accounts receivable, net of allowance for doubtful accounts of $5,170 and $5,518 as of March 26, 2011 and December 25, 2010, respectively	38,141	35,239
Notes and other receivables, net of allowance for doubtful accounts of $3,237 and $2,443 as of March 26, 2011 and December 25, 2010, respectively	9,780	44,704
Assets held for sale	1,473	4,328
Deferred income taxes, net	12,613	12,570
Restricted assets of advertising funds	32,787	25,113
Prepaid income taxes	11,767	7,641
Prepaid expenses and other current assets	21,111	20,682

Total current assets	248,180	284,377
Property and equipment, net of accumulated depreciation of $95,024 and $90,663 as of March 26, 2011 and December 25, 2010, respectively	189,693	193,273
Investments in joint ventures	175,107	169,276
Goodwill	888,675	888,655
Other intangible assets, net	1,528,752	1,535,657
Restricted cash	342	404
Other assets	84,428	75,646

Total assets	$3,115,177	3,147,288

Liabilities, Common Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$14,000	12,500
Capital lease obligations	212	205
Accounts payable	9,478	9,822
Liabilities of advertising funds	48,965	48,213
Deferred income	24,492	26,221
Other current liabilities	142,247	183,594

Total current liabilities	239,394	280,555

Long-term debt, net	1,848,218	1,847,016
Capital lease obligations	5,104	5,160
Unfavorable operating leases acquired	23,866	24,744
Deferred income	21,543	21,326
Deferred income taxes, net	587,124	586,337
Other long-term liabilities	77,111	75,909

Total long-term liabilities	2,562,966	2,560,492

Commitments and contingencies (note 12)
Common stock, Class L, $0.001 par value; 100,000,000 shares authorized; 23,060,006 and 22,994,523 shares issued and outstanding at March 26, 2011 and December 25, 2010, respectively; no shares issued and outstanding, pro forma (unaudited)	862,184	840,582	—
Stockholders’ equity (deficit):
Common stock, Class A, $0.001 par value; 400,000,000 shares authorized; 196,627,001 and 196,146,998 shares issued and outstanding at March 26, 2011 and December 25, 2010, respectively; no shares issued and outstanding, pro forma (unaudited)	192	191	—
Common stock, $0.001 par value; no shares issued and outstanding at March 26, 2011 and December 25, 2010; 112,844,594 shares issued and outstanding, pro forma (unaudited)	—	—	113
Additional paid-in capital	196,245	195,063	1,066,973
Treasury stock, at cost	(1,919)	(1,807)	(10,384)
Accumulated deficit	(762,469)	(741,415)	(762,469)
Accumulated other comprehensive income	18,584	13,627	18,584

Total stockholders’ equity (deficit)	(549,367)	(534,341)	$312,817

Total liabilities, common stock, and stockholders’ equity (deficit)	$3,115,177	3,147,288

See accompanying notes to unaudited consolidated financial statements.

Based on the mid-point of the preliminary price range of $17.00 and a 1-for-3.84 reverse stock split, the following pro forma and adjusted pro forma earnings per share information would be included on the face of the annual and interim statements of operations on pages F-4 and F-52, respectively, of the Registration Statement, immediately following the disclosure of actual historical earnings per share information.

Annual Earnings per Share Disclosure:

	Fiscal year ended
	December 25, 2010	December 26, 2009	December 27, 2008
		(As adjusted)	(As adjusted)
Pro forma earnings per share (unaudited):
Basic	$0.24
Diluted	$0.24
Adjusted pro forma earnings per share (unaudited):
Basic	$0.20
Diluted	$0.20

Interim Earnings per Share Disclosure:

	Three months ended
	March 26, 2011	March 27, 2010
		(As adjusted)
Pro forma loss per share:
Basic	$(0.02)
Diluted	$(0.02)
Adjusted pro forma loss per share:
Basic	$(0.01)
Diluted	$(0.01)

Additionally, based on the preliminary price range and reverse stock split, the following pro forma and adjusted pro forma earnings per share disclosure would be included in the annual financial statements. Note that all of the information below reflects the 1-for-3.84 reverse stock split as if it has been affected.

Unaudited Pro Forma and Adjusted Pro Forma Earnings per Share

The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. In connection with the offering, each share of Class A common stock will be reclassified into one share of common stock. Additionally, each share of the Company’s Class L common stock will convert into approximately 0.2604 of a share of common stock. Class L common stockholders also receive an additional number of shares of common stock determined by dividing the Class L preference amount by the initial public offering price of a share of our common stock in this offering net of the estimated underwriting discount and a pro rata portion of the estimated offering-related expenses incurred by us. The Class L preference amount is calculated based on the base amount ($41.7516) plus 9% accretion per annum, compounded quarterly, less dividends paid since March 1, 2006. The following table sets forth the computation of the conversion factor for the Class L common stock, based on an offering price of $17.00 per share, the midpoint of the preliminary offering range of $16.00 to $18.00 per share, and the Class L preference amount as of an estimated initial public offering date of July 1, 2011.

Class L preference amount per share	$		38.5880
Initial public offering price per share		17.00
Offering expenses per share(a)		(1.33)

Initial public offering price per share, net of expenses			15.67

Conversion factor for Class L preference amount			2.4624
Class L base share			0.2604

Class L conversion factor			2.7228

(a)	Calculated based on total estimated offering expenses, including underwriting discount and other offering-related expenses incurred by us, of $31.3 million and shares issued in the offering of 23,529,412.

The unaudited pro forma basic and diluted earnings per share for fiscal year 2010 gives effect to the assumed conversion of all outstanding shares of Class L common stock at a conversion factor of 2.7228 common shares for each Class L share, and the assumed reclassification of all outstanding Class A common stock at a factor of one share of common stock for each Class A share, as if the initial public offering was completed at the beginning of fiscal year 2010. Diluted earnings per share includes the dilutive effect of 328,139 Class A restricted shares and stock options, using the treasury stock method. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted earnings per share calculations. The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share:

	Fiscal year ended December 25, 2010
	Basic	Diluted
Net income (in thousands)	$26,861	26,861
Pro forma weighted average number of common shares:
Weighted average number of Class L shares	22,806,796	22,806,796
Class L conversion factor	2.7228	2.7228

Weighted average number of converted Class L shares	62,098,045	62,098,045
Weighted average number of Class A shares	49,124,874	49,453,013

Pro forma weighted average number of common shares	111,222,919	111,551,058

Pro forma earnings per common share	$0.24	0.24

The Company declared and paid a $500.0 million dividend to holders of Class L common stock on December 3, 2010 (see note 13(a)). As the initial public offering is expected to occur within twelve months of the dividend payment, the dividend is deemed to be paid out of proceeds of the offering rather than fiscal year 2010 earnings under certain interpretations of the Securities and Exchange Commission. As such, the unaudited adjusted pro forma earnings per share for fiscal year 2010 gives effect to the pro forma adjustments discussed above, as well as the number of shares whose proceeds would be necessary to pay the dividend, in excess of fiscal year 2010 earnings, up to the amount of shares assumed to be issued in the offering.

The following table sets forth the computation of unaudited adjusted pro forma basic and diluted earnings per share. The number of incremental shares in the calculation below has been limited to the number of shares to be issued in the offering using the assumed offering price of $17.00 per share because such amount is less than the number of shares that would be required to generate proceeds to pay the full amount of the dividend in excess of fiscal year 2010 earnings.

	Fiscal year ended December 25, 2010
	Basic	Diluted
Net income (in thousands)	$26,861	26,861
Adjusted pro forma weighted average number of common shares:
Pro forma weighted average number of common shares	111,222,919	111,551,058
Shares issued in offering necessary to pay dividend	23,529,412	23,529,412

Adjusted pro forma weighted average number of common shares	134,752,331	135,080,470

Adjusted pro forma earnings per common share	$0.20	0.20

As the Class L conversion factor is determined based on the initial public offering price, the pro forma and adjusted pro forma weighted average number of common shares, and therefore pro forma and adjusted pro forma basic and diluted earnings per common share, would change if the offering price is not $17.00 per share. The following table sets forth the impact of a change in the offering price on the Class L conversion factor, pro forma and adjusted pro forma weighted average number of common shares, and pro forma and adjusted pro forma earnings per common share:

	Offering price per share
	$15.00	$16.00	$17.00	$18.00	$19.00
Class L conversion factor	3.0564	2.8790	2.7228	2.5841	2.4603
Pro forma weighted average number of common shares:
Basic	118,832,240	114,786,175	111,222,919	108,060,919	105,236,010
Diluted	119,160,378	115,114,314	111,551,058	108,389,058	105,564,148
Pro forma earnings per common share:
Basic	$0.23	$0.23	$0.24	$0.25	$0.26
Diluted	$0.23	$0.23	$0.24	$0.25	$0.25
Adjusted pro forma weighted average number of common shares:
Basic	142,361,652	138,315,587	134,752,331	131,590,331	128,765,421
Diluted	142,689,790	138,643,725	135,080,469	131,918,469	129,093,560
Adjusted pro forma earnings per common share:
Basic	$0.19	$0.19	$0.20	$0.20	$0.21
Diluted	$0.19	$0.19	$0.20	$0.20	$0.21

Finally, based on the preliminary price range and reverse stock split, the following pro forma and adjusted pro forma earnings per share disclosure and other information would be included in the interim financial statements. Note that, once again, all of the information below reflects the 1-for-3.84 reverse stock split as if it has been affected.

Unaudited Pro Forma Information

The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. In connection with the offering, each share of Class A common stock will be reclassified into one share of common stock. Additionally, each share of the Company’s

Class L common stock will convert into approximately 0.2604 of a share of common stock. Class L common stockholders also receive an additional number of shares of common stock determined by dividing the Class L preference amount by the initial public offering price of a share of our common stock in this offering net of the estimated underwriting discount and a pro rata portion of the estimated offering-related expenses incurred by us. The Class L preference amount is calculated based on the base amount ($41.7516) plus 9% accretion per annum, compounded quarterly, less dividends paid since March 1, 2006. The following table sets forth the computation of the conversion factor for the Class L common stock, based on an offering price of $17.00 per share, the midpoint of the preliminary offering range of $16.00 to $18.00 per share, and the Class L preference amount as of an estimated initial public offering date of July 1, 2011:

Class L preference amount per share	$		38.5880
Initial public offering price per share		17.00
Offering expenses per share(a)		(1.33)

Initial public offering price per share, net of expenses			15.67

Conversion factor for Class L preference amount			2.4624
Class L base share			0.2604

Class L conversion factor			2.7228

(a)	Calculated based on total estimated offering expenses, including underwriting discount and other offering-related expenses incurred by us, of $31.3 million and shares issued in the offering of 23,529,412.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of March 26, 2011 gives effect to the assumed conversion of all outstanding shares of Class L common stock and the assumed reclassification of all outstanding shares of Class A common stock into an aggregate of 112,844,594 shares of common stock as if the initial public offering was completed at March 26, 2011, calculated as follows:

Class L shares outstanding as of March 26, 2011	23,060,006
Class L conversion factor	2.7228

Converted Class L shares as of March 26, 2011	62,787,482
Class A shares outstanding as of March 26, 2011(a)	50,057,112

Common shares outstanding as of March 26, 2011 (Converted Class L shares plus Class A shares, post-split)	112,844,594

The conversion of Class L common stock to common stock in the unaudited pro forma balance sheet information includes the conversion of Class L common treasury stock into common treasury stock of $8.5 million representing historical Class L common stock held in treasury at the shares’ reacquisition cost.

(a)	Class A shares outstanding reflects the pre-split Class A shares outstanding as of March 26, 2011 of 192,219,311, adjusted for the reverse split factor of 3.84. This footnote is being provided for clarification purposes only, and will not be presented in the footnote disclosure to the financial statements.

Unaudited Pro Forma and Adjusted Pro Forma Loss per Share

The unaudited pro forma basic and diluted loss per share for the three months ended March 26, 2011 gives effect to the assumed conversion of all outstanding shares of Class L common stock at a conversion factor of 2.7228 common shares for each Class L share, and the assumed reclassification of all outstanding Class A common stock at a factor of one share of common stock for each Class A share, as if the initial public offering was completed at the beginning of the fiscal quarter. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share calculations.

The following table sets forth the computation of unaudited pro forma basic and diluted loss per share:

Three months ended March 26, 2011
Net loss - basic and diluted (in thousands)	$(1,723)
Pro forma weighted average number of common shares - basic and diluted:
Weighted average number of Class L shares	22,817,115
Class L conversion factor	2.7228

Weighted average number of converted Class L shares	62,126,140
Weighted average number of Class A shares	49,213,469

Pro forma weighted average number of common shares	111,339,609

Pro forma loss per common share:
Basic and diluted	$(0.02)

The Company declared and paid a $500.0 million dividend to holders of Class L common stock on December 3, 2010. As the initial public offering is expected to occur within twelve months of the dividend payment, the dividend is deemed to be paid out of proceeds of the offering rather than fiscal year 2010 earnings under certain interpretations of the Securities and Exchange Commission. As such, the unaudited adjusted pro forma loss per share for the three months ended March 26, 2011 gives effect to the pro forma adjustments discussed above, as well as the number of shares whose proceeds would be necessary to pay the dividend, in excess of fiscal year 2010 earnings, up to the amount of shares assumed to be issued in the offering.

The following table sets forth the computation of unaudited adjusted pro forma basic and diluted loss per share. The number of incremental shares in the calculation below has been limited to the number of shares to be issued in the offering using the assumed offering price of $17.00 per share because such amount is less than the number of shares that would be required to generate proceeds to pay the full amount of the dividend in excess of fiscal year 2010 earnings.

Three months ended March 26, 2011
Net loss - basic and diluted (in thousands)	$(1,723)
Adjusted pro forma weighted average number of common shares - basic and diluted:
Pro forma weighted average number of common shares	111,339,609
Shares issued in offering necessary to pay dividend	23,529,412

Adjusted pro forma weighted average number of common shares	134,869,021

Adjusted pro forma loss per common share:
Basic and diluted	$(0.01)

As the Class L conversion factor is determined based on the initial public offering price, the pro forma and adjusted pro forma weighted average number of common shares, and therefore pro forma and adjusted pro forma basic and diluted loss per common share, would change if the offering price is not $17.00 per share. The following table sets forth the impact of a change in the offering price on the Class L conversion factor, pro forma and adjusted pro forma weighted average number of common shares, and pro forma and adjusted pro forma loss per common share:

	Offering price per share
	$15.00	$16.00	$17.00	$18.00	$19.00
Class L conversion factor	3.0564	2.8790	2.7228	2.5841	2.4603
Pro forma weighted average number of common shares - basic and diluted	118,952,373	114,904,477	111,339,609	108,176,179	105,349,991
Pro forma loss per common share – basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)
Adjusted pro forma weighted average number of common shares - basic and diluted	142,481,785	138,433,889	134,869,021	131,705,590	128,879,403
Adjusted pro forma loss per common share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

ANNEX B

The reclassification

In connection with this offering, on                 , 2011, we effected a 1-for-3.84 reverse split of our Class A common stock and then reclassified our Class A common stock into common stock. Immediately prior to this offering, we had two classes of common stock outstanding, common stock and Class L common stock. The Class L common stock was identical to the common stock, except that the Class L common stock was convertible into shares of our common stock as described below, and each share of Class L common stock was entitled to a preferential payment upon any distribution by us to holders of our capital stock, whether by dividend, liquidating distribution or otherwise, equal to the base amount for such share ($41.7516) plus an amount that accrued from March 1, 2006, the date that we were acquired by investment funds affiliated with the Sponsors, on the outstanding preference amount at a rate of 9% per annum, compounded quarterly. After payment of this preference amount, each share of common stock and Class L common stock shared equally in all distributions by us to holders of our common stock.

Immediately prior to this offering, we will convert each outstanding share of Class L common stock into approximately 0.26 of a share of common stock plus an additional number of shares of common stock determined by dividing the Class L preference amount, currently estimated to be $38.5880, by the initial public offering price of a share of our common stock in this offering net of the estimated underwriting discount and a pro rata portion, based upon the number of shares being sold in this offering, of the estimated offering-related expenses incurred by us. The estimated Class L preference amount is based upon an assumed pricing date for this offering of July 1, 2011. To the extent that the pricing date for this offering occurs before or after such date, the Class L preference amount per share will be less or more, as applicable, than such estimated amount by approximately $0.01 per day.

References to the “reclassification” throughout this prospectus refer to the 1-for-3.84 reverse stock split of our Class A common stock, the reclassification of our Class A common stock into our common stock and the conversion of our Class L common stock into our common stock.

Assuming an initial public offering price of $17.00 per share, which is the midpoint of the range set forth on the front cover of this prospectus, offering-related expenses incurred by us as specified under “Underwriting” of $5.3 million, and the Class L preference amount specified above, 112,801,199 shares of common stock will be outstanding immediately after the reclassification but before this offering. The actual number of shares of common stock that will be issued as a result of the reclassification is subject to change based on the actual initial public offering price, the offering-related expenses incurred by us and the closing date of this offering. See “Description of capital stock.”

Because the number of shares of Class A common stock into which a share of Class L common stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would have a corresponding impact on the number of outstanding shares of common stock presented in this prospectus after giving effect to this offering. The following number of shares of our common stock would be outstanding immediately after the reclassification but before this offering, assuming the initial public offering prices for our common stock shown below and assuming the offering related-expenses and the Class L preference amount specified above:

$15.00	$16.00	$17.00	$18.00	$19.00

120,430,399 shares	116,373,764 shares	112,801,199 shares	109,630,938 shares	106,798,649 shares

Capitalization

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 26, 2011 on (1) an actual basis and (2) an as adjusted basis to give effect to (w) the reclassification that will be effectuated prior to the closing of this offering as if it had occurred on March 26, 2011, (x) the issuance of common stock in this offering and the application of the net proceeds there from as described in “Use of proceeds” (y) our additional $100 million in term loan borrowings and corresponding repayment of senior notes, and (z) the payment of approximately $14 million out of general funds in fees under our management agreement with the Sponsors in connection with this offering and the termination of the management agreement. See “Description of indebtedness—Senior credit facility” and “Related party transactions.”

This table should be read in conjunction with “Use of Proceeds,” “Selected consolidated financial and other data,” “Unaudited pro forma condensed consolidated financial statements,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 26, 2011
	Actual	As adjusted

	(Dollars in thousands)
Cash and cash equivalents(1)(2)	$120,508	$76,983

Long-term debt, including current portion;
Revolving credit facility(3)	$—	$—
Term loan facility	1,394,146	1,494,146
Capital leases	5,316	5,316

Total secured debt	1,399,462	1,499,462
9 5/8% senior notes	468,072	—

Total long-term debt	1,867,534	1,499,462

Class L common stock $0.001 par value; 100,000,000 shares authorized and 23,060,006 shares issued and outstanding on an actual basis; no shares authorized, issued and outstanding on an as adjusted basis	862,184	—

Stockholders’ equity (deficit) :
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding on an actual basis; shares authorized and no shares issued and outstanding on an as adjusted basis
Common stock, $0.001 par value; 400,000,000 shares authorized and 192,219,311 shares issued and outstanding on an actual basis; shares authorized and 136,374,006 shares issued and outstanding on an as adjusted basis	192	137
Additional paid-in capital	196,245	1,439,681
Treasury stock, at cost	(1,919)	(10,384)
Accumulated deficit(4)	(762,469)	(788,362)
Accumulated other comprehensive income	18,584	18,584

Total stockholders’ equity (deficit)	(549,367)	659,656

Total capitalization	$2,180,351	$2,159,118

(1)	Amount includes an aggregate of $69.3 million of cash held for advertising funds or reserved for gift card/certificate programs.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share of our common stock would increase (decrease) our as adjusted cash and cash equivalents by $22.0 million, after deducting the estimated underwriters’ discounts and commissions and estimated expenses payable by us.

(3)	Excludes $11.2 million of undrawn letters of credit.

(4)

The as adjusted amount reflects the loss on debt extinguishment to be recorded in connection with the repayment of the senior notes, fees expensed in connection with the additional $100.0 million term loan borrowings, and the termination fee related to the management agreement with the Sponsors, all of which are net of tax benefits. See “Unaudited pro forma condensed consolidated financial statements.”

Dilution

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value by the number of outstanding shares of our common stock.

Our net tangible book value deficiency at March 26, 2011 was approximately $(2.1) billion, or $(19.01) per share of our common stock pro forma for the reclassification but before giving effect to this offering. Pro forma net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value deficiency (total book value of tangible assets, which excludes goodwill, net intangible assets and deferred financing costs, less total liabilities, which excludes unfavorable operating leases acquired) by the number of shares of common stock outstanding at March 26, 2011, assuming that the reclassification had taken place on March 26, 2011. Dilution in net tangible book value deficiency per share represents the difference between the amount per share that you pay in this offering and the net tangible book value deficiency per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $17.00 per share (the mid-point of the offering range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under “Use of proceeds,” our pro forma as adjusted net tangible book value deficiency at March 26, 2011 would have been approximately $(1.8) billion, or $(12.97) per share of common stock. This represents an immediate decrease in net tangible book value deficiency per share of $6.04 to existing stockholders and an immediate increase in net tangible book value deficiency per share of $(29.97) to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share of common stock		$17.00
Pro forma net tangible book value deficiency per share at March 26, 2011	$(19.01)
Reduction in deficiency per share attributable to new investors	6.04

Pro forma net tangible book value deficiency per share of common stock after this offering		$(12.97)

Dilution per share to new investors		$(29.97)

If the underwriters exercise their over-allotment option in full to purchase additional shares, the pro forma as adjusted net tangible book value deficiency per share of our common stock after giving effect to this offering would be $(12.24) per share of our common stock. This represents a decrease in pro forma as adjusted net tangible book value deficiency of $6.78 per share of our common stock to existing stockholders and dilution in pro forma as adjusted net tangible book value deficiency of $(29.24) per share of our common stock to you.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share of our common stock would decrease (increase) our pro forma net tangible book value deficiency after giving effect to the offering by $22.0 million, or by $0.16 per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated expenses payable by us.

The following table sets forth, as of March 26, 2011, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders(1)	110,274,076	82%	$1,070, 257, 189	55%	$9.71
New investors . . . . . . . . . . . . . . . . . .	23,529,412	18	400,000,000	45	17.00

Total	133,803,488	100%	$1,470, 257, 189	100%	10.99

(1)	Total consideration excludes cumulative dividends paid to existing stockholders of $590.0 million.

If the underwriters were to fully exercise their over-allotment option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders would be 80%, and the percentage of shares of our common stock held by new investors would be 20%.

To the extent any outstanding options or other equity awards are exercised or become vested or any additional options or other equity awards are granted and exercised or become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

ANNEX C

Unaudited Pro Forma Condensed Consolidated Balance Sheet

March 26, 2011

(In thousands)

					Adjustments for Other Transactions
	Historical As Reported March 26, 2011	Adjustments Related to the Offering		Pro Forma for the Offering March 26, 2011	Reclassification of Common Stock		Termination of Sponsor Management Agreement		$100M Term Loan Borrowing		Pro Forma for the Offering and Other Transactions March 26, 2011
Assets

Current assets:
Cash and cash equivalents	$120,508	(20,444	)(1)	100,064	—		(14,000	)(10)	(9,081	)(14)	76,983
Prepaid income taxes	11,767	6,582	(2)	18,349	—		5,800	(11)	3,281	(15)	27,430
Other current assets	115,905	—		115,905	—		(500	)(12)	—		115,405

Total current assets	248,180	(13,862)		234,318	—		(8,700)		(5,800)		219,818
Goodwill	888,675	—		888,675	—		—		—		888,675
Other intangible assets, net	1,528,752	—		1,528,752	—		—		—		1,528,752
Other assets	449,570	(9,110	)(3)	440,460	—		—		(2,430	)(16)	438,030

Total assets	$3,115,177	(22,972)		3,092,205	—		(8,700)		(8,230)		3,075,275

Liabilities, Common Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$14,000	—		14,000	—		—		1,000	(17)	15,000
Other current liabilities	225,394	(12,301	)(4)	213,093	—		—		(4,768	)(18)	208,325

Total current liabilities	239,394	(12,301)		227,093	—		—		(3,768)		223,325

Long-term debt, net	1,848,218	(369,531	)(5)	1,478,687	—		—		459	(19)	1,479,146
Deferred income taxes, net	587,124	(1,600	) (6)	585,524	—		—		—		585,524
Other long-term liabilities	127,624	—		127,624	—		—		—		127,624

Total long-term liabilities	2,562,966	(371,131)		2,191,835	—		—		459		2,192,294

Common stock, Class L	862,184	—		862,184	(862,184	)(9)	—		—		—
Stockholders’ equity (deficit):
Common stock, Class A	192	—		192	(192	)(9)	—		—		—
Common stock	—	24	(7)	24	113	(9)	—		—		137
Additional paid-in capital	196,245	372,708	(7)	568,953	870,728	(9)	—		—		1,439,681
Treasury stock, at cost	(1,919)	—		(1,919)	(8,465	)(9)	—		—		(10,384)
Accumulated deficit	(762,469)	(12,272	)(8)	(774,741)	—		(8,700	)(13)	(4,921	)(20)	(788,362)
Accumulated other comprehensive income	18,584	—		18,584	—		—		—		18,584

Total stockholders’ equity (deficit)	(549,367)	360,460		(188,907)	862,184		(8,700)		(4,921)		659,656

Total liabilities, common stock, and stockholders’ equity (deficit)	$3,115,177	(22,972)		3,092,205	—		(8,700)		(8,230)		3,075,275

Adjustments Related to the Offering

(1)	To reflect adjustments made to cash for the following:

Proceeds from this offering	$400,000
Less: estimated fees and expenses related to this offering	(31,268)
Less: repayment of Senior Notes	(375,000)
Less: payment of accrued interest on $375.0 million of Senior Notes as of March 26, 2011	(12,301)
Less: prepayment premium due upon repayment of $375.0 million of Senior Notes	(1,875)

$(20,444)

(2)	To adjust prepaid income taxes to reflect the recording of a tax benefit related to the loss on debt extinguishment, as calculated in note 8 below at an estimated statutory tax rate of 40.0%.
(3)	To reflect the write-off of deferred financing costs in connection with the repayment of the Senior Notes.
(4)	To reflect the payment of accrued interest of $12.3 million related to $375.0 million of Senior Notes as of March 26, 2011.
(5)	To reflect the repayment of Senior Notes with a face amount of $375.0 million, net of unamortized original issue discount of $5.5 million.
(6)	To reflect the reduction of deferred tax liability, net, at an estimated statutory tax rate of 40.0% related to share-based compensation expense calculated in note 7(c) below.
(7)	The adjustments to additional paid-in capital are summarized as follows:

Proceeds from this offering (a)	$400,000
Less: estimated fees and expenses related to this offering	(31,268)

Net proceeds from this offering	368,732
Less: Par value of common stock issued in this offering (b)	(24)

Additional paid-in capital on shares issued in this offering	368,708
Incremental share-based compensation expense (c)	4,000

Total adjustment to additional paid-in capital	372,708

(a)	To reflect the issuance of 23,529,412 shares of the Company’s common stock offered hereby at an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus).
(b)	To reflect the reclassification to common stock of the par value of $0.001 per share for the 23,529,412 shares issued in this offering.
(c)	To reflect approximately $4 million of additional share-based compensation expense expected to be recorded upon completion of this offering related to approximately 4.2 million restricted shares granted to employees that were not eligible to vest until completion of an initial public offering or change of control. See “Management-Compensation discussion and analysis-Change in control.” This estimated amount of share-based compensation expense was determined utilizing Monte Carlo simulations and the value of the underlying common stock on the dates of grant.

(8)	To reflect a $9.9 million after-tax loss on debt extinguishment and $2.4 million after-tax share-based compensation expense, as shown below:

(a)	The $9.9 million after-tax loss on debt extinguishment to be recorded in connection with the repayment of $375.0 million of Senior Notes consists of the following:

Write-off of deferred financing costs related to the Senior Notes	$(9,110)
Write-off of original issue discount related to the Senior Notes	(5,469)
Prepayment premium due upon repayment of the Senior Notes	(1,875)

Loss on debt extinguishment before income taxes	(16,454)
Tax benefit at an estimated statutory tax rate of 40.0%	6,582

Loss on debt extinguishment after income taxes	$(9,872)

(b)	The $2.4 million after-tax share-based compensation expense consists of $4.0 million pre-tax share-based compensation expense as discussed in note 7(c), net of a deferred tax benefit of $1.6 million calculated at an estimated statutory tax rate of 40.0%.

Reclassification of Common Stock

(9)	To reflect the reclassification of Class A common stock into common stock, the conversion of Class L common stock to common stock based on its preferential distribution amount, and an approximate 1-to-3.84 reverse stock split. See “The reclassification.” The conversion of Class L common stock to common stock includes the conversion of Class L common treasury stock into common treasury stock of $8.5 million representing historical Class L common stock held in treasury at the shares’ reacquisition cost. The adjustment to common stock is calculated as follows:

Class L shares outstanding as of March 26, 2011	23,060,006
Class L conversion factor(a)	2.7228

Converted Class L shares as of March 26, 2011	62,787,482

Class A shares outstanding, pre-split, as of March 26, 2011	192,219,311
Reverse split factor	3.84

Class A shares outstanding, post-split, as of March 26, 2011	50,057,112

Common shares outstanding as of March 26, 2011 (Converted Class L shares plus Class A shares, post-split)	112,844,594
Par value per share	$0.001

Common stock, par value (in thousands)	$113

(a)	See note 6 to the unaudited pro forma consolidated statement of operations for the fiscal year ended December 25, 2010 for computation of the Class L conversion factor and related assumptions.

The adjustment to additional paid-in capital is calculated as follows (in thousands):

Conversion of Class L common stock at redemption value as of March 26, 2011	$862,184
Plus: Class L treasury stock (190,362 shares) at reacquisition cost, reclassified to common treasury stock	8,465

Value of converted Class L common stock	870,649
Less: Par value of converted Class L common stock (62,787,482 shares at $0.001 par value per share)	(63)

Adjustment to additional paid-in capital related to Class L common stock	870,586

Class A common stock par value, pre-split (192,219,311 shares at $0.001 par value per share)	192
Less: Class A common stock par value, post-split (50,057,112 shares at $0.001 par value per share)	(50)

Adjustment to additional paid-in capital related to Class A common stock	142

Total adjustment to additional paid-in capital	$870,728

Termination of Sponsor Management Agreement

(10)	To reflect cash that will be paid to terminate the management agreement with the Sponsors in connection with this offering of approximately $14.0 million, which is equal to the net present value of the aggregate amount of the $3.0 million annual management fee that would have been payable in each of the five years following such termination less amounts prepaid at March 26, 2011.
(11)	To adjust prepaid income taxes to reflect a tax benefit of $5.8 million related to the recognition of the termination fee for the management agreement with the Sponsors, calculated at an estimated statutory tax rate of 40.0%. See note 13.
(12)	To reflect a reduction in prepaid expenses of $500,000 for prepaid Sponsor management fees as of March 26, 2011.
(13)	To reflect the expense for the $14.5 million termination fee related to the management agreement with the Sponsors, net of a tax benefit of $5.8 million calculated using an estimated statutory tax rate of 40.0%.

$100 Million Term Loan Borrowing

(14)	To reflect the net decrease in cash as a result of the repayment of $100.0 million of Senior Notes, offset by an increase in cash as a result of the additional term loan borrowing. The adjustments made to cash are as follows:

Proceeds from the additional term loan borrowing	$100,000
Less: payment of accrued interest on the term loan as of March 26, 2011	(1,487)
Less: estimated fees associated with the additional term loan borrowing	(3,814)
Less: repayment of Senior Notes	(100,000)
Less: payment of accrued interest on $100.0 million of Senior Notes as of March 26, 2011	(3,280)
Less: prepayment premium due upon repayment of $100.0 million of Senior Notes	(500)

$(9,081)

(15)	To adjust prepaid income taxes to reflect the recording of a tax benefit related to the loss on debt extinguishment, as calculated in note 20 below at an estimated statutory tax rate of 40.0%.
(16)	To reflect the write-off of deferred financing costs in connection with the repayment of the Senior Notes.
(17)	To reflect the current portion of long-term debt related to the additional term loan borrowing as the term loan requires the Company to make annual principal payments of 1% of the original principal amount.
(18)	To reflect the payment of accrued interest related to the term loan and accrued interest related to $100.0 million of the Senior Notes as of March 26, 2011.
(19)	To reflect the $100.0 million of additional term loan borrowings, net of $1.0 million classified within the current portion of long-term debt, offset by the repayment of Senior Notes with a face amount of $100.0 million, net of original issue discount of $1.5 million.
(20)	To reflect the loss on debt extinguishment to be recorded in connection with the repayment of the Senior Notes and the fees expensed in connection with the additional term loan borrowings. The adjustments consist of the following:

Write-off of deferred financing costs related to the Senior Notes	$(2,430)
Write-off of original issue discount related to $100.0 million of Senior Notes	(1,458)
Prepayment premium due upon repayment of $100.0 million of Senior Notes	(500)
Estimated fees associated with the additional term loan borrowings	(3,814)

Loss on debt extinguishment and refinancing transaction before income taxes	(8,202)
Tax benefit at an estimated statutory tax rate of 40.0%	3,281

Loss on debt extinguishment and refinancing transaction after income taxes	$(4,921)

Unaudited Pro Forma Consolidated Statement of Operations

Fiscal Year Ended December 25, 2010

(In thousands, except share and per share amounts)

					Adjustments for Other Transactions
	Historical As Reported Fiscal Year Ended December 25, 2010	Adjustments Related to the Offering		Pro Forma for the Offering December 25, 2010	Termination of Sponsor Management Agreement		Refinancing and Debt-Related Transactions		Pro Forma Fiscal Year Ended December 25, 2010
Revenues:
Franchise fees and royalty income	$359,927	—		359,927	—		—		359,927
Rental income	91,102	—		91,102	—		—		91,102
Sales of ice cream products	84,989	—		84,989	—		—		84,989
Other revenues	41,117	—		41,117	—		—		41,117

Total revenues	577,135	—		577,135	—		—		577,135

Operating costs and expenses:
Occupancy expenses – franchised restaurants	53,739	—		53,739	—		—		53,739
Cost of ice cream products	59,175	—		59,175	—		—		59,175
General and administrative expenses, net	223,620	—		223,620	(3,000	)(3)	—		220,620
Depreciation and amortization	57,826	—		57,826	—		—		57,826
Other impairment charges	7,075	—		7,075	—		—		7,075

Total operating costs and expenses	401,435	—		401,435	(3,000)		—		398,435
Equity in net income of joint ventures	17,825	—		17,825	—		—		17,825

Operating income	193,525	—		193,525	3,000		—		196,525

Other income (expense):
Interest income	305	—		305	—		—		305
Interest expense	(112,837)	29,783	(1)	(83,054)	—		11,206	(4)	(71,848)
Loss on debt extinguishment	(61,955)	—		(61,955)	—		61,955	(5)	—
Other income, net	408	—		408	—		—		408

Total other expense	(174,079)	29,783		(144,296)	—		73,161		(71,135)

Income before income taxes	19,446	29,783		49,229	3,000		73,161		125,390
Provision (benefit) for income taxes	(7,415)	11,913	(2)	4,498	1,200	(2)	29,265	(2)	34,963

Net income	$26,861	17,870		44,731	1,800		43,896		90,427

Pro forma earnings per share:
Basic									$0.67	(6)
Diluted									$0.67	(6)

Pro forma weighted average common shares outstanding:
Basic									134,752,331	(6)
Diluted									135,080,470	(6)

(1)	As of the beginning of fiscal year 2010, the Company’s outstanding debt consisted of $1.35 billion of A-2 Notes at a fixed rate of 5.779% and $100.0 million of M-1 Notes at a fixed rate of 8.285%, all of which related to a securitized borrowing consummated in 2006. Had the Offering occurred on the first day of fiscal year 2010, the Company would have used the proceeds to repay $375.0 million of A-2 Notes. Subsequently, when the Company refinanced the securitization debt in November 2010, the outstanding securitization debt balance would have been $375.0 million lower. As the securitization debt would have been $375.0 million lower at the time of the refinancing, the pro forma adjustments assume that the Company would have issued $375.0 million less in Senior Notes, resulting in the issuance of $250.0 million of Senior Notes rather than the $625.0 million that was actually issued in November 2010. The adjustments related to the Offering reflect the reduction of interest expense resulting from the pro forma repayment of $375.0 million of A-2 Notes, as well as the reduction in interest expense due to the issuance of $250.0 million of Senior Notes rather than $625.0 million. The pro forma adjustments to historical interest expense related to the offering are as follows:

	Historical As Reported Fiscal Year Ended December 25, 2010	Adjustments Related to the Offering		Pro Forma for the Offering December 25, 2010
Interest Expense:
Securitization indebtedness	$92,988	(24,755	)(a)	68,233
Senior Notes	5,456	(3,309	)(b)	2,147
Term loan borrowings	6,589	—		6,589
Revolving credit facility	74	—		74
Deferred financing fees and original issue discount	6,523	(1,719	)(c)	4,804
Capital leases	505	—		505
Other	702	—		702

	$112,837	(29,783)		83,054

(a)	Reduction of historical interest expense related to $375.0 million of securitization debt that was incurred from the beginning of fiscal year 2010 through the date of repayment of the securitization debt as part of the debt refinancing in November 2010. The pro forma adjustment reflects the use of proceeds of the Offering to repay $375.0 million of A-2 Notes as if the Offering occurred on the first day of fiscal year 2010. The adjustment to interest expense is calculated at an annual rate of 5.779% plus premium payments to Ambac, who unconditionally and irrevocably guaranteed the A-2 Notes, at an annual rate of 1.0% through April 15, 2010 and an annual rate of 1.25% thereafter.
(b)	Elimination of historical interest expense related to $375.0 million of Senior Notes that was incurred from the date of issuance in November 2010 through the end of fiscal year 2010. The adjustment assumes the elimination of $375.0 million of Senior Notes outstanding for approximately 33 days during fiscal year 2010 at an annual rate of 9.625%.
(c)	Reduce amortization of deferred financing costs and original issue discount in connection with the transactions discussed in (a) and (b) above, which resulted in the elimination of $1.6 million of amortization related to the securitization debt, and the elimination of $0.1 million of amortization related to the Senior Notes.

(2)	To reflect the tax effect of the pro forma adjustments at an estimated statutory tax rate of 40.0%.
(3)	To reflect a reduction of $3.0 million annually as a result of the termination of the management agreement with the Sponsors. Upon completion of this offering, we expect to incur an expense of approximately $14.5 million within general and administrative expenses and a corresponding tax benefit of $5.8 million related to the termination of the Sponsor management agreement, which have been excluded from the pro forma statement of operations. Additionally, the Company expects to record additional share-based compensation expense of approximately $4.0 million and a corresponding tax benefit of $1.6 million upon completion of this offering, related to restricted shares granted to employees that were not eligible to vest until completion of an initial public offering or change of control, which were excluded from the pro forma statement of operations. See “Management-Compensation discussion and analysis-Change in control.”

(4)	The adjustments related to the refinancing and debt-related transactions reflect the impact on interest expense as if the November 2010 refinancing and additional term loan borrowings in February 2011 and May 2011 were used to fully repay the securitization indebtedness of $971.3 million and outstanding $250.0 million of Senior Notes, after giving effect to the offering, on the first day of fiscal year 2010, which would have resulted in $1.5 billion of term loan borrowings outstanding during all of fiscal year 2010. Pro forma adjustments were as follows:

	Pro Forma for the Offering December 25, 2010	Refinancing and Debt-Related Transactions		Pro Forma Fiscal Year Ended December 25, 2010
Interest Expense:
Securitization indebtedness	$68,233	(68,233	)(a)	—
Senior Notes	2,147	(2,147	)(b)	—
Term loan borrowings	6,589	57,628	(c)	64,217
Revolving credit facility	74	720	(d)	794
Deferred financing fees and original issue discount	4,804	826	(e)	5,630
Capital leases	505	—		505
Other	702	—		702

	$83,054	(11,206)		71,848

(a)	Elimination of historical interest expense on the securitization debt that was incurred from the beginning of fiscal year 2010 through the date of repayment of the securitization debt as part of the debt refinancing in November 2010, after reflecting the pro forma repayment of $375.0 million of A-2 Notes discussed in note 1 above. The pro forma adjustment is based on (i) weighted average A-2 Notes outstanding of $916.8 million at an annual rate of 5.779%, (ii) Ambac premiums at annual rate of 1.0% through April 15, 2010 and an annual rate of 1.25% thereafter, and (iii) M-1 Notes outstanding of $100.0 million at an annual rate of 8.285%.
(b)	Elimination of historical interest expense on $250.0 million of Senior Notes that was incurred from the date of issuance in November 2010 through the end of fiscal year 2010 after reflecting the pro forma reduction in the issuance of Senior Notes by $375.0 million discussed in note 1. The remaining $250.0 million Senior Notes balance would be repaid as part of the additional term loan borrowings in February and May 2011, if those transactions had occurred at the beginning of fiscal year 2010. The Senior Notes accrue interest at an annual rate of 9.625% and were outstanding for 33 days during fiscal year 2010.
(c)	Increase in interest expense on the term loan borrowings to reflect the term loans outstanding for the entire year. Interest expense on the term loan is calculated based on an initial term loan outstanding of $1.5 billion at an annual rate of 4.25%, reduced by principal payments of $3.75 million paid at the end of each calendar quarter. The annual rate of 4.25% is based on a 360-day year, resulting in a daily rate of 0.012%. Interest expense is calculated as follows:

Period	Principal Outstanding During Quarter	Daily Rate	Days in Fiscal Quarter	Pro Forma Interest Expense
Q1 2010	1,500,000	0.012%	91	16,115
Q2 2010	1,496,250	0.012%	91	16,074
Q3 2010	1,492,500	0.012%	91	16,034
Q4 2010	1,488,750	0.012%	91	15,994

				64,217

(d)	Increase in interest expense on the revolving credit facility to reflect the revolving credit facility being outstanding for the entire year. Interest expense on the revolving credit facility is calculated based on $11.2 million utilized under the revolving credit facility for letters of credit at an annual rate of 3.125%, and a rate of 0.5% on the $88.8 million unused portion of the revolving credit facility.
(e)	Increase amortization of deferred financing costs and original issue discount due to additional amortization related to the term loan borrowings and revolving credit facility of $5.3 million, offset by the elimination of $4.4 million of amortization related to the securitization debt and the elimination of $0.1 million of amortization related to the Senior Notes.

(5)	To eliminate the loss on debt extinguishment as the refinancing transaction that occurred during the year ended December 25, 2010 would not have occurred if this offering and related transactions had been consummated at the beginning of fiscal year 2010. We expect to incur losses on debt extinguishment related to the repayment of the Senior Notes and fees related to the additional term loan borrowings in the periods in which these events occur, which have been excluded from the pro forma statement of operations.
(6)	This adjustment gives effect to the assumed conversion of all outstanding shares of Class L common stock, and the assumed reclassification of all outstanding Class A common stock at a factor of one share of common stock for each Class A share, as if the initial public offering was completed at the beginning of fiscal year 2010. Class L common stock converts into one share of common stock, adjusted for any stock splits. Additionally, Class L common stockholders receive an additional number of shares of common stock determined by dividing the Class L preference amount by the initial public offering price of a share of our common stock in this offering net of the estimated underwriting discount and a pro rata portion of the estimated offering-related expenses incurred by us. The Class L preference amount is calculated based on the base amount ($41.7516) plus 9% accretion per annum, compounded quarterly, less dividends paid since March 1, 2006. See “The reclassification.” The following table sets forth the computation of the conversion factor for the Class L common stock, based on an offering price of $17.00 per share, the midpoint of the preliminary offering range of $16.00 to $18.00 per share, and the Class L preference amount as of an estimated initial public offering date of July 1, 2011:

Class L preference amount per share	$38.5880
Initial public offering price per share	17.00
Offering expenses per share(a)	(1.33)

Initial public offering price per share, net of expenses	15.67

Conversion factor for Class L preference amount	2.4624
Class L base share (b)	0.2604

Class L conversion factor	2.7228

(a)	Calculated based on total estimated offering expenses, including underwriting discount and other offering-related expenses incurred by us, of $31.3 million and shares issued in the offering of 23,529,412.
(b)	Conversion of Class L common stock into one share of common stock, adjusted for the 1-for-3.84 reverse stock split attributable to the common stock.

Basic earnings per share is computed on the basis of the weighted average number of Class L and Class A shares that were outstanding during the period, as adjusted for the Class A reverse stock split. Diluted earnings per share includes the dilutive effect of 328,139 Class A restricted shares and stock options, using the treasury stock method. There were no Class L common stock equivalents outstanding during fiscal year 2010. Shares to be sold in the offering are included in the pro forma basic and diluted earnings per share calculations. The following table sets forth the computation of pro forma basic and diluted earnings per share:

	Basic	Diluted
Pro forma net income (in thousands)	$90,427	$90,427
Pro forma weighted average number of common shares:
Weighted average number of Class L shares	22,806,796	22,806,796
Class L conversion factor	2.7228	2.7228

Weighted average number of converted Class L shares	62,098,045	62,098,045
Weighted average number of Class A shares	49,124,874	49,453,013
Shares issued in this offering	23,529,412	23,529,412

Pro forma weighted average number of common shares	134,752,331	135,080,470

Pro forma earnings per common share	$0.67	$0.67

As the Class L conversion factor is determined based on the initial public offering price, the pro forma weighted average number of common shares, and therefore pro forma basic and diluted earnings per common share, would change if the offering price is not $17.00 per share. The following table sets forth the impact of a change in the offering price on the Class L conversion factor, pro forma weighted average number of common shares, and pro forma earnings per common share:

				Offering price per share
	$15.00	$16.00	$17.00	$18.00	$19.00
Class L conversion factor	3.0564	2.8790	2.7228	2.5841	2.4603
Pro forma weighted average number of common shares – basic	142,361,652	138,315,587	134,752,331	131,590,331	128,765,421
Pro forma weighted average number of common shares – diluted	142,689,790	138,643,725	135,080,470	131,918,469	129,093,560
Pro forma earnings per common share – basic	$0.64	$0.65	$0.67	$0.69	$0.70
Pro forma earnings per common share – diluted	$0.63	$0.65	$0.67	$0.69	$0.70

Unaudited Pro Forma Consolidated Statement of Operations

Three Months Ended March 26, 2011

(In thousands, except share and per share amounts)

					Adjustments for Other Transactions
	Historical As Reported Three Months Ended March 26, 2011	Adjustments Related to the Offering		Pro Forma for the Offering March 26, 2011	Termination of Sponsor Management Agreement		Refinancing and Debt-Related Transactions		Pro Forma Three Months Ended March 26, 2011
Revenues:
Franchise fees and royalty income	$85,959			85,959	—		—		85,959
Rental income	22,131			22,131	—		—		22,131
Sales of ice cream products	22,716			22,716	—		—		22,716
Other revenues	8,407			8,407	—		—		8,407

Total revenues	139,213	—		139,213	—		—		139,213

Operating costs and expenses:
Occupancy expenses - franchised restaurants	12,288			12,288	—		—		12,288
Cost of ice cream products	15,124			15,124	—		—		15,124
General and administrative expenses, net	53,886			53,886	(750	)(3)	—		53,136
Depreciation and amortization	13,208			13,208	—		—		13,208
Impairment charges	653			653	—		—		653

Total operating costs and expenses	95,159	—		95,159	(750)		—		94,409
Equity in net income of joint ventures	782			782	—		—		782

Operating income	44,836	—		44,836	750		—		45,586

Other income (expense):
Interest income	115			115	—		—		115
Interest expense	(33,882)	9,426	(1)	(24,456)	—		6,448	(4)	(18,008)
Loss on debt extinguishment and refinancing transaction	(11,007)			(11,007)	—		11,007	(5)	—
Other income, net	476			476	—		—		476

Total other expense	(44,298)	9,426		(34,872)	—		17,455		(17,417)

Income before income taxes	538	9,426		9,964	750		17,455		28,169
Provision for income taxes	2,261	3,770	(2)	6,031	300	(2)	6,982	(2)	13,313

Net income (loss)	$(1,723)	5,656		3,933	450		10,473		14,856

Pro forma earnings per share:
Basic									$0.11	(6)
Diluted									$0.11	(6)
Pro forma weighted average common shares outstanding:
Basic									134,869,021	(6)
Diluted									135,420,335	(6)

(1)	To adjust interest expense to reflect the use of proceeds from the offering to repay $375.0 million of Senior Notes as of the first day of the first quarter of fiscal year 2011. The pro forma adjustments to historical interest expense are as follows:

	Historical As Reported Three Months Ended March 26, 2011	Adjustments Related to the Offering		Pro Forma for the Offering March 26, 2011
Interest Expense:
Senior Notes	$14,858	(9,124	)(a)	5,734
Term loan borrowings	16,897	—		16,897
Revolving credit facility	236	—		236
Deferred financing fees and original issue discount	1,582	(302	)(b)	1,280
Capital leases	122	—		122
Other	187	—		187

	$33,882	(9,426)		24,456

(a)	Elimination of historical interest expense related to $375.0 million of Senior Notes that was incurred during the three months ended March 26, 2011, as the proceeds from the offering would be used to repay $375.0 million of Senior Notes which accrued interest at an annual rate of 9.625%.
(b)	Reduce amortization of deferred financing costs and original issue discount to reflect the repayment of $375.0 million of Senior Notes.

(2)	To reflect the tax effect of the pro forma adjustments at an estimated statutory tax rate of 40.0%.
(3)	To reflect a reduction of $750,000 quarterly as a result of the termination of the management agreement with the Sponsors. Upon completion of this offering, we expect to incur an expense of approximately $14.5 million within general and administrative expenses and a corresponding tax benefit of $5.8 million related to the termination of the Sponsor management agreement, which have been excluded from the pro forma statement of operations. Additionally, the Company expects to record additional share-based compensation expense of approximately $4.0 million and a corresponding tax benefit of $1.6 million upon completion of this offering, related to restricted shares granted to employees that were not eligible to vest until completion of an initial public offering or change of control, which have been excluded from the pro forma statement of operations. See “Management-Compensation discussion and analysis-Change in control.”
(4)	The adjustments related to the refinancing and debt-related transactions reflect the impact on interest expense as if the additional term loan borrowings in February 2011 and May 2011 were used to fully repay the outstanding $250.0 million of Senior Notes, after giving effect to the offering, on the first day of the first quarter of fiscal year 2011, which would have resulted in $1.5 billion of term loan borrowings outstanding during all of the first quarter of fiscal year 2011. Pro forma adjustments were as follows:

	Pro Forma for the Offering March 26, 2011	Refinancing and Debt-Related Transactions		Pro Forma Three Months Ended March 26, 2011
Interest Expense:
Senior Notes	$5,734	(5,734	)(a)	—
Term loan borrowings	16,897	(782	)(b)	16,115
Revolving credit facility	236	(37	)(c)	199
Deferred financing fees and original issue discount	1,280	105	(d)	1,385
Capital leases	122	—		122
Other	187	—		187

	$24,456	(6,448)		18,008

(a)	Elimination of historical interest expense on $250.0 million of Senior Notes that was incurred during the three months ended March 26, 2011 after reflecting the pro forma reduction in the Senior Notes of $375.0 million discussed in note 1. The remaining $250.0 million Senior Notes balance would be repaid as part of the additional term loan borrowings in February and May 2011, if those transactions had occurred at the beginning of fiscal year 2011. The Senior Notes accrue interest at an annual rate of 9.625% and were outstanding for the entire first quarter of fiscal year 2011.
(b)	Decrease in interest expense on the term loan borrowings which was driven by the February 2011 repricing of the term loan, resulting in a decrease in the annual interest rate from 5.75% to 4.25%. Interest expense on the term loan is calculated based on an initial term loan outstanding of $1.5 billion at an annual rate of 4.25%, which based on a 360-day year, results in a daily rate of 0.012%. With 91 days in the fiscal quarter, applying the daily rate to the principal balance of $1.5 billion results in pro forma interest expense of $16.1 million.
(c)	Decrease in interest expense on the revolving credit facility which was driven by a decrease in the annual interest rate in May 2011 from 4.375% to 3.125%. Interest expense on the revolving credit facility is calculated based on $11.2 million utilized under the revolving credit facility for letters of credit at an annual rate of 3.125%, and a rate of 0.5% on the $88.8 million unused portion of the revolving credit facility.
(d)	Increase amortization of deferred financing costs and original issue discount due to additional amortization related to the term loan borrowings and revolving credit facility of $0.3 million, offset by the elimination of $0.2 million of amortization related to the Senior Notes.

(5)	To eliminate the loss on debt extinguishment as the February 2011 repricing transaction that occurred during the quarter ended March 26, 2011 would not have occurred if this offering and related transactions had been consummated at the beginning of the first fiscal quarter of 2011. We expect to incur losses on debt extinguishment related to the repayment of the Senior Notes and fees related to the additional term loan borrowings in the periods in which these events occur, which have been excluded from the pro forma statement of operations.
(6)

This adjustment gives effect to the assumed conversion of all outstanding shares of Class L common stock, and the assumed reclassification of all outstanding Class A common stock at a factor of one share of common stock for each Class A share, as if the initial public offering was completed at the beginning of the fiscal quarter. Class L common stock converts into one share of common stock, adjusted for any stock splits. Additionally, Class L common stockholders receive an additional number of shares of common stock determined by dividing the Class L preference amount by the initial public offering price of a share of our common stock in this offering net of the estimated underwriting discount and a pro rata portion of the estimated offering-related expenses incurred by us. The Class L preference amount is calculated based on the base amount ($41.7516) plus 9% accretion per annum, compounded quarterly, less dividends paid since March 1, 2006. See “The reclassification.” The following table sets forth the computation of the conversion factor for the Class L common stock, based on an offering price of $17.00 per share, the midpoint of the preliminary offering range of $16.00 to $18.00 per share, and the Class L preference amount as of an estimated initial public offering date of July 1, 2011:

Class L preference amount per share	$38.5880
Initial public offering price per share	17.00
Offering expenses per share(a)	(1.33)

Initial public offering price per share, net of expenses	15.67

Conversion factor for Class L preference amount	2.4624
Class L base share (b)	0.2604

Class L conversion factor	2.7228

(a)	Calculated based on total estimated offering expenses, including underwriting discount and other offering-related expenses incurred by us, of $31.3 million and shares issued in the offering of 23,529,412.
(b)	Conversion of Class L common stock into one share of common stock, adjusted for the 1-for-3.84 reverse stock split attributable to the common stock.

Basic earnings per share is computed on the basis of the weighted average number of Class L and Class A shares that were outstanding during the period, as adjusted for the Class A reverse stock split. Diluted earnings per share includes the dilutive effect of 551,314 Class A restricted shares and stock options, using the treasury stock method. There were no Class L common stock equivalents outstanding during the three months ended March 26, 2011. Shares to be sold in the offering are included in the pro forma basic and diluted earnings per share calculations. The following table sets forth the computation of pro forma basic and diluted earnings per share:

	Basic	Diluted
Pro forma net income (in thousands)	$14,856	$14,856
Pro forma weighted average number of common shares:
Weighted average number of Class L shares	22,817,115	22,817,115
Class L conversion factor	2.7228	2.7228

Weighted average number of converted Class L shares	62,126,140	62,126,140
Weighted average number of Class A shares	49,213,469	49,764,783
Shares issued in this offering	23,529,412	23,529,412

Pro forma weighted average number of common shares	134,869,021	135,420,335

Pro forma earnings per common share	$0.11	$0.11

As the Class L conversion factor is determined based on the initial public offering price, the pro forma weighted average number of common shares, and therefore pro forma basic and diluted earnings per common share, would change if the offering price is not $17.00 per share. The following table sets forth the impact of a change in the offering price on the Class L conversion factor, pro forma weighted average number of common shares, and pro forma earnings per common share:

				Offering price per share
	$15.00	$16.00	$17.00	$18.00	$19.00
Class L conversion factor	3.0564	2.8790	2.7228	2.5841	2.4603
Pro forma weighted average number of common shares – basic	142,481,785	138,433,889	134,869,021	131,705,590	128,879,403
Pro forma weighted average number of common shares – diluted	143,033,099	138,985,203	135,420,335	132,256,905	129,430,717
Pro forma earnings per common share – basic and diluted	$0.10	$0.11	$0.11	$0.11	$0.11